                                                                   Sub-Item 77E

                               LEGAL PROCEEDINGS

                 INVESCO TRUST FOR INVESTMENT GRADE MUNICIPALS

   A shareholder demand letter dated August 6, 2010, contains allegations that, prior to the tenure of the current adviser, the Board and certain individuals breached their fiduciary duties to the Invesco Trust for Investment Grade Municipals and wasted Trust assets by causing the Trust to redeem Auction Rate Preferred Securities ("ARPS") at par value at the expense of the Trust and common shareholders. The shareholders claimed that the Trust was not obliged to provide liquidity to preferred shareholders, the redemptions were improperly motivated to benefit the Adviser, and the market value and fair value of the ARPS were less than par at the time they were redeemed. The shareholders demand that 1) the Board take action against the Adviser and the individuals named to recover damages and 2) the Board refrain from authorizing further redemptions of repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. According to the demand letter, if the Trust does not take appropriate action, the shareholders will commence a shareholder derivative action on behalf of the Trust. The Board formed a Special Litigation Committee ("SLC") to investigate these claims and to make a recommendation to the Board regarding whether pursuit of these claims is in the best interests of the Trusts. Upon completion of its investigation, the SLC recommended that the Board reject the demands specified in the shareholder demand letters, after which the Board publicly announced on June 24, 2011, that the Independent Trustees had adopted the SLC's recommendation and voted to reject the demands. The Trust is not the subject of a lawsuit in connection with this demand letter.

   Management of Invesco and the Trust believe that the outcome of the proceedings described above will not have a material adverse effect on the Trust or on the ability of Invesco to provide ongoing services to the Trust.